FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of unaudited revenues and certain selected operational data for the first quarter of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on April 19, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen

By /s/ Mok Kam Wan

Name: Li Fushen and Mok Kam Wan

Title: Joint Company Secretaries

Date: April 20, 2007

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Announcement

In order to enable shareholders, investors and the general public to better understand the operational performance of China Netcom Group Corporation (Hong Kong) Limited (the “Company”), the Board of the Company is announcing its unaudited revenues and certain selected operational data for the first quarter of 2007.

For the first quarter of 2007, the Company recorded revenues of RMB21,026 million, including upfront connection fees of RMB453 million. Excluding upfront connection fees, the Company recorded revenues of RMB20,573 million for the first quarter of 2007.

On 28 February 2007, the Company completed the disposal of its telecommunications assets in Guangdong Province and Shanghai Municipality. Excluding the effects of the disposed assets and the upfront connection fees, the Company recorded revenues of RMB20,031 million for the first quarter of 2007, representing an increase of 0.2% over the same period of last year. (All of the following data exclude operations of the Company in Guangdong Province and Shanghai Municipality.)

Selected Unaudited Operational Data

	As at 31 March 2007/ For the period from 1 January 2007 to 31 March 2007	As at 31 March 2006/ For the period from 1 January 2006 to 31 March 2006 Restated
Fixed-line Subscribers (‘000)	114,742	117,307
including: Residential	68,334	71,125
Business	11,419	10,769
Public Telephone	6,981	6,514
PHS	28,008	28,899
Net Increase of Fixed-line Subscribers (‘000)	770	2,649
Local Voice Usage (including Internet dial-up usage) (pulses in millions)	49,916	54,706
Local Voice Usage (excluding Internet dial-up usage) (pulses in millions)	48,902	53,127
Broadband Subscribers (‘000)	15,945	12,084
Net Increase of Broadband Subscribers (‘000)	1,516	1,048
Domestic Long Distance Calls (minutes in millions)	6,760	6,832
International Long Distance Calls* (minutes in millions)	80	80
“Personalised Ring” Service Subscribers (‘000)	19,483	8,560
Volume of PHS Short Messages (in millions)	2,082	1,972

*	Including calls to Hong Kong, Macau and Taiwan

In the first quarter of 2007, the Company increased its efforts in the development of high-growth businesses with a focus on, among others, broadband services, value-added services and Information and Communications Technology (ICT) services. The high-growth businesses sustained a rapid growth momentum. The number of broadband subscribers was 15.945 million by the end of the first quarter, representing a net increase of 1.516 million from the total number of 14.429 million subscribers in the Company’s northern service region as at the end of last year and an increase of 32.0% over the same period last year. The Average Revenue Per User (ARPU) of broadband services remained stable. The number of “Personalised Ring” subscribers grew from 3.725 million as at the end of last year to 19.483 million, representing an increase of 127.6% over the same period last year. The volume of PHS short messages reached 2,082 million, representing an increase of 5.6% over the same period last year.

During the first quarter of 2007, the Company launched its ICT services in full scale and rationalized the service routine of its ICT business as it improved the internal organizational mechanism and the model for external co-operation. The revenues from the Company’s ICT services continued to grow rapidly in the first quarter of 2007.

The Company’s traditional fixed-line voice communications business still faced stiff challenges in the first quarter of 2007. However, the number of fixed-line subscribers reversed the downward trend in the fourth quarter of 2006 and reached 114.742 million, representing a net increase of 0.77 million from 113.972 million in the Company’s northern service region as at the end of last year. As at the end of March, 2007, the Company completed intelligent upgrades of the local fixed-line networks in all its service areas, laying a solid foundation for a full launch of the bundled service packages under the brand “Family 1+” in the second quarter.

The Company will accelerate the development of its broadband access, broadband content and applications in the second quarter of 2007 so as to lay a sound foundation for the breakthroughs in broadband access and content by making use of technology innovations and the great marketing opportunity brought about by the 2008 Beijing Olympics. The Company will continue to integrate its internal and external resources to promote its ICT services to satisfy the growing demand from business customers for telecommunications and integrated IT services. The Company will further optimize the service-bundling features and pricing models for services under the “Family 1+” brand in order to stimulate the usage volume per subscriber. The Company will launch the “Family 1+” bundled-service packages and “Economical Phones” for subscribers in rural areas in full scale.

The Board wishes to remind investors that the above financial and operational data for the first quarter of 2007 are unaudited. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 19 April 2007

As of the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Li Fushen and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Mr. Yan Yixun, Mr. José María Álvarez-Pallete and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.

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